Exhibit 2.02

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12
OF THE EXCHANGE ACT

As of December 31, 2020, Linx had the following classes of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Shares of Linx S.A., without par value	N/A	The New York Stock Exchange *
American Depositary Shares (evidenced by American Depositary Receipts), each representing one Common Share	LINX	The New York Stock Exchange

*	Common Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

I.	COMMON SHARES

The following description of the capital stock of Linx S.A. (“Linx” or the “Company”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s bylaws, an English translation of which is incorporated by reference as an exhibit to Linx’s annual report on Form 20-F for the year ended December 31, 2020, as well as on the legislation and regulations applicable to companies and the Brazilian capital market currently in effect. Linx encourages you to read its bylaws for additional information. Capitalized terms used and not defined hereinafter shall have the meanings ascribed to them throughout Linx’s annual report on Form 20-F for the year ended December 31, 2020.

Set forth below is certain information concerning our authorized and issued capital stock and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which we have filed with the SEC) and to Brazilian corporate law.

A copy of our bylaws is attached to our annual report as Exhibit 1.01. We encourage you to read our bylaws and the applicable sections of our annual report for additional information.

Capital Stock

As of the date of this annual report, the book value of our capital stock was R$645,447,020.15, consisting of 189,408,960 Common Shares outstanding without par value (including 8,202,898 Common Shares underlying the ADSs).

Rights of Common Shares

Our common shares have 100% tag along rights, a right to vote and a right to capital reimbursement. The mandatory dividend is based on a percentage of adjusted net income in each fiscal year, to be not less than 25%, rather than a fixed amount per share. According to our bylaws in effect as of the date of this annual report, at least 25% of our net income for the fiscal year, calculated in accordance with the Brazilian Corporate Law and Brazilian GAAP, should be distributed as a mandatory annual dividend.

In the event of our liquidation, and after payment of all our obligations, our shareholders will receive payments for the repayment of capital in proportion to their respective capital interests. Any dissenting shareholder of certain resolutions passed at our general meeting has a right to withdraw as a shareholder, upon reimbursement of the value of their shares, based on their book value, provided that the situation fits within any of the cases expressly provided for in the Brazilian Corporate Law. The withdrawal right must be exercised within 30 days from the publication of the minutes of the general meeting during which the certain resolutions were passed.

In accordance with the Brazilian Corporate Law, neither our bylaws in effect as of the date of this annual report nor actions taken at our general shareholders’ meeting may deprive our shareholder of rights to: (1) participate in our profit or to receive one’s share in case of our liquidation; (2) oversee our management, convertible debentures or warrants, subject to conditions set out in the Brazilian Corporate Law; (3) preference for subscription of our shares, convertible debentures or warrants, subject to conditions set out in the Brazilian Corporate Law and (4) withdraw as a shareholder, pursuant to the Brazilian Corporate Law.

Withdrawal and Redemption Rights

Withdrawal rights

Any of our shareholders who disagree with certain decisions made in a shareholders’ meeting have the right to withdraw from our company and receive reimbursement for the value of their shares.

Pursuant to the Brazilian Corporate Law, the right of withdrawal may be exercised under the following circumstances:

•	any spin-off in the circumstances described below;

•	a reduction of our minimum mandatory dividends;

•	a change in our corporate purpose;

•	the merger of shares involving us, in accordance with article 252 of the Brazilian Corporate Law;

•	our participation in a corporate group (as defined in the Brazilian Corporate Law);

•	the acquisition by us of the control of another company for a price that exceeds the limits established in paragraph two of article 256 of the Brazilian Corporate Law;

•	a change in our corporate form; or

•	our merger into or consolidation with another company.

However, under the Brazilian Corporate Law, a spin-off will not trigger withdrawal rights, unless it:

•	causes a change in our corporate purpose, except if the assets and liabilities spun off were transferred to a company whose primary activities are consistent with our corporate purpose;

•	reduces our minimum mandatory dividends; or

•	results in our participation in a centralized group of companies (as defined in the Brazilian Corporate Law).

In cases involving (1) our merger into or consolidation with another company, or (2) our participation in a corporate group (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdrawal rights if our shares:

•	are “liquid,” meaning they are part of the B3 Index or other stock exchange index (as defined by the CVM), and

•	are widely held, such that our founding shareholders or their affiliates hold less than 50% of our shares.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting. In addition, we are entitled to reconsider any action that may give rise to withdrawal rights for ten days after the expiration of this period if we deem that the payment of the redemption amount to the dissenting shareholders would jeopardize our financial stability.

Upon the exercise of withdrawal rights, shareholders are entitled to receive the net worth of their shares, based on our most recent statement of financial position approved by our shareholders. If the resolution giving rise to the withdrawal rights is made later than 60 days after the date of our most recent approved statement of financial position, the shareholder may demand, together with the redemption, that his or her common shares be valued according to a new statement of financial position dated no more than 60 days before the resolution date. In this case, we must immediately pay 80% of the net worth of the shares, calculated on the basis of the most recent statement of financial position approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting.

Redemption

According to the Brazilian Corporate Law, we may redeem our shares subject to the approval of our shareholders at a special shareholders’ meeting, where shareholders representing at least 50% of the shares that would be affected approve it. Redemption can be paid with the company’s profits, profit reserves or capital reserve.

Preemptive Rights

Except as described in the paragraph below, our shareholders have a general preemptive right to subscribe to shares in any capital increase in proportion to their shareholding at the time of such capital increase. While our shareholders also have a general preemptive right to subscribe to any debenture convertible into common shares and subscription warrants that we may issue, no preemptive rights apply to actual conversions of debentures, acquisitions of shares resulting from the exercise of subscription warrants and granting of call options and issuance of shares as a result of their exercise. A period of at least 30 days following the publication of the notice of the capital increase or issuance of convertible debentures or subscription warrants is allowed for the exercise of the preemptive right. Shareholders may waive their preemptive rights.

However, pursuant to the Brazilian Corporate Law and our bylaws (in effect as of the date of this annual report), our board of directors is authorized to exclude preemptive rights or reduce their exercise period with respect to the issuance of new shares, convertible debentures and subscription warrants, up to the limit of the authorized stock capital, if the distribution of those shares, debentures or warrants is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company.

Policy on the Trading of Our Securities by Us and Our Controlling Shareholders, the Members of Our Board of Directors and Our Executive Officers

We are subject to CVM Instruction No. 358 in respect of the securities we issue. We, our direct and indirect controlling shareholders, members of our board of directors, executive officers and members of our fiscal council and members of any technical or advisory body or whomever which, by virtue of its title, duty or position in us, or in our controlling shareholders, controlled companies or companies where we have material influence, have knowledge of a material fact, and any other person who has knowledge of material information and knows it has not been disclosed to the market (including auditors, analysts, underwriters and advisors), are considered insiders, and must abstain from trading our securities, including derivatives based on our securities, prior to the disclosure of such material information to the market.

Such restriction will also apply:

•	to any of our former officers and directors for a six-month period, if any such officer, director or member of the fiscal council left office prior to a disclosure of material information that occurred while in office;

•	if we intend to consolidate, spin off part or all of our assets, merge, transform, or reorganize;

•	to us, if an agreement, option or mandate that would effect a change of control in us has been entered into or granted;

•	to our direct or indirect controlling shareholders, the officers and members of the board of directors, whenever we, or any of our controlled companies, companies where we have material influence or companies under the same control, are in the process of purchasing or selling shares issued by us or have granted options or granted power of attorneys for such purposes; or

•	during the 15-day period preceding the disclosure of our quarterly information (informações trimestrais) or our standardized financial statements (demonstrações financeiras padronizadas), a standard form report containing relevant financial information derived from our financial statements that we are required to file with the CVM.

The trading restrictions described in the Trading Policy do not apply to our repurchase of any shares in a private transaction, nor to private transactions involving the exercise of an option to purchase treasury shares in compliance with a stock option plan pre-approved by our shareholders. The trading restrictions apply to us, our controlling shareholders, managers, tax advisors and employees with access to inside information, from the date of their signing the Trading Policy.

Change of Control

The listing rules of the Novo Mercado provide that a change of our control resulting from a transaction or a series of transactions is subject to the condition that a mandatory tender offer for all of our shares is launched by the acquirer. The tender offer must bear the same terms and conditions of the transaction effecting the change of control and must comply with the terms and conditions under applicable law and the listing rules of the Novo Mercado.

In the event of an indirect change of control, the acquirer must disclose the value assigned to our company for the purpose of defining the price of the tender offer, as well as the assumptions and calculations underlying such valuation.

Investment in Our Common Shares by Non-Residents of Brazil

Investors who are non-residents in Brazil must register their investment in shares under Law No. 4,131, dated September 3, 1962 (as amended), or CMN Resolution No. 4,373, dated September 29, 2014 (as amended), and CVM Instruction No. 560 of March 27, 2015 (as amended).

CMN Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a low or nil tax jurisdiction, as defined by Brazilian tax laws (please refer to the section “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Considerations” in the annual report for further discussion on the concept of a low or nil tax jurisdiction under Brazilian law).

Under CMN Resolution No. 4,373, investors who are non-residents in Brazil may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. CMN Resolution No. 4,373 covers investors who are individuals, companies, mutual funds and other collective investment entities domiciled or headquartered outside of Brazil. Under CMN Resolution No. 4,373, an investor under this category must:

•	appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Central Bank to receive service of process related to any action regarding financial and capital markets legislation, among others;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint one or more authorized custodians in Brazil for its investments, which custodian must be duly authorized by the CVM; and

•	through its representative or representatives, register as a foreign investor with the CVM and register its investments with the Central Bank.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian internal revenue service pursuant to its Normative Ruling No. 1,863/2018. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Non-Brazilian investors may also invest directly under Law No. 4,131 and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution No. 4,373 investors. A non-Brazilian direct investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a Brazilian identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder will be entitled to (i) sell the common shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares, (ii) convert its investment into a foreign portfolio investment under of CMN Resolution No. 4,373, or (iii) convert its investment into a foreign direct investment under Law No. 4,131/62.

If a holder of ADSs wishes to convert its investment into either an foreign portfolio investment under of CMN Resolution No. 4,373 or a foreign direct investment under Law No. 4,131/62, it should begin the process of obtaining foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution No. 4,373. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Considerations” in the annual report for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

II.	AMERICAN DEPOSITARY SHARES

The following description of the American depositary shares (the “ADSs”) representing Common Shares of Linx is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the deposit agreement (the “Deposit Agreement”) dated June 25, 2019 among Linx S.A., The Bank of New York Mellon (the “Depositary”), as depositary, and the owners and holders from time to time of American depositary shares (“ADSs”) pursuant to which the ADSs were issued, including the form of American depositary receipts (“ADRs”). For more complete information, you should read the entire Deposit Agreement and the form of ADR. The form of Deposit Agreement (including the form of ADR) is incorporated by reference as an exhibit to Linx’s annual report on Form 20-F for the year ended December 31, 2020. Capitalized terms shall have the meaning stated herein or the meaning stated in the Deposit Agreement.

The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Each ADS will represent one common share (or a right to receive one common share) deposited with Itaú Unibanco S.A., as custodian for the Depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary. The deposited shares together with any other securities, cash or other property held by the Depositary are referred to as the deposited securities. The Depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the Depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The Depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the Deposit Agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The Depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” in the annual report. The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

•	Shares. The Depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The Depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The Depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the Depositary that it is legal to do so. If the Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the Depositary. U.S. securities laws may restrict the ability of the Depositary to distribute rights or

ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

•	Other Distributions. The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the Depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible. However, the Depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the Depositary how to vote the number of deposited shares their ADSs represent. If we request the Depositary to solicit your voting instructions (and we are not required to do so), the Depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. The Depositary will try, as far as practical, subject to the laws of Brazil and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the Depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the Depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

How may the Deposit Agreement be terminated?

The Depositary will initiate termination of the Deposit Agreement if we instruct it to do so. The Depositary may initiate termination of the Deposit Agreement if:

•	90 days have passed since the Depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist the ADSs from an exchange on which they were listed and do not list the ADSs on another exchange;

•	we appear to be insolvent or enter insolvency proceedings

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

The Depositary may also terminate the Deposit Agreement on 15 days’ notice if it is facing potential liability because we have failed to comply with an information request from Brazilian regulators.

If the Deposit Agreement will terminate, the Depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the Depositary may sell the deposited securities. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the Depositary will sell as soon as practicable after the termination date.

After the termination date and before the Depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The Depositary will continue to collect distributions on deposited securities, but, after the termination date, the Depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the Deposit Agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith, and the Depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the Deposit Agreement;

•	are not liable if we or it exercises discretion permitted under the Deposit Agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	the Depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile system and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder communications; inspection of register of holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The Depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.